                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Sternbach  Stephen

   (Last)     (First)   (Middle)

   c/o Star Multi Care Services, Inc,
   33 Walt Whitman Road

   (Street)

   Huntington Station, NY 11746

   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Star Multi Care Services, Inc. (SMCS)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   May, 2000

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chairman of the Board, Predident & Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Common Stock                    5/2/00      S                1,000       D    $2.5625       217,009         D

Common Stock                    5/2/00      S                3,000       D    $2.5625       214,009         D

Common Stock                    5/2/00      S                3,000       D    $2.375        211,009         D

Common Stock                    5/9/00      S                2,000       D    $2.50         209,009         D

Common Stock                    5/12/00     S                1,000       D    $2.625        208,009         D

Common Stock                    5/16/00     S                4,000       D    $2.25         204,009         D

Common Stock                    5/19/00     S                  100       D    $2.1562       203,909         D

Common Stock                    5/26/00     S                1,000       D    $2.00         202,909         D

Common Stock                    5/26/00     S                1,800       D    $1.96875      201,109         D

Common Stock                    5/30/00     S                  400       D    $1.96875      200,709         D

Common Stock                    5/30/00     S                  800       D    $1.8125       199,909         D

Common Stock                    5/30/00     S                1,600       D    $1.9375       198,309         D

Common Stock                    5/30/00     S                  300       D    $1.875        198,009         D

Common Stock                    5/31/00     S                2,400       D    $1.875        195,609         D

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:




    /s/ Stephen Sternbach                        June 12, 2000
---------------------------------------    --------------------------

    Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).